Exhibit 99.1
IM Cannabis Reports First Quarter Financial Results

IMC prepares for accelerated growth after legalization in Germany and recovers from the impact of the Israel-Hamas war.

TORONTO, and GLIL YAM, Israel, May 8, 2024 /PRNewswire/ -- IM Cannabis Corp. (the "Company" or "IMC") (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, announced its financial results today for the first quarter ended March 31, 2024. All amounts are reported in Canadian dollars and compared to the quarter ended March 31, 2023, unless otherwise stated.

Q1 2024 Financial Highlights

•	13% Revenue increase vs. Q4 2023 of $12.1M vs. $10.7M and 4% decrease vs. Q1 2023 of $12.5M

•	125% Gross profit increase vs. Q4 2023 of $1.8M vs. $0.8 and 39% Gross profit decrease vs. Q1 2023 of $2.9M

•	29% decrease in operating expenses vs. Q1 2023 excluding the one-time Oranim revoke related losses of $4.6M vs. $6.5M and 14% increase including Oranim

•	12% increase of Non-IFRS Adjusted EBITDA loss to $2.1M

Operational Highlights

The Company intends to complete a non-brokered private placement (the “Offering”) of secured convertible debentures of the Company (each, a “Debenture”) for aggregate proceeds of up to C$2,500,000. The Debentures will mature on the date that is 12 months from the date of issuance and will not incur interest except in the event of default. The Debentures are being issued to holders of short term loans and obligations owed by the Company or its wholly owned subsidiaries. The principal of the Debenture may be converted into common shares in the Company (each, a “Share”) at a conversion price of $1.08 per Share.

Management Commentary

“With the April 1st cannabis legalization in Germany, we are augmenting our focus and resources on the German market, where we expect to see the biggest growth potential, and the best return on investment. While it is still too early to make any predictions, our sales in Germany almost doubled during the month of April,” said Oren Shuster, Chief Executive Officer of IMC. “Looking back on the first month post legalization in Germany, I see that we have the infrastructure and the supply agreements in place to continue delivering the accelerated growth we have already seen in April. We will also ensure that we have the necessary resources in place for success.”

“In 2023 we completely restructured, becoming a very lean and agile company, leaning into active cost management. This process is reflected in the numbers, our G&A decreased 27% vs Q1 2023” said Uri Birenberg, Chief Financial Officer of IMC. “While our results have recovered from the impact of the Israel-Hamas war, our revenue was still effected by both an unfavorable exchange rate, as well as price reductions to sell off inventory.”

Q1 2024 Conference Call

The Company will host a Zoom web conference call today at 9:00 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at https://investors.imcannabis.com/ within 24 hours after the call.

Q1 2024 Financial Results

•
Revenues for the first quarter of 2024 were $12.1 million compared to $12.5 million in the first quarter of 2023, a decrease of 3%. The decrease is mainly due an exchange rate effect of about $0.2 million and decrease in avg. price per sale due to increased competition.

•
Gross profit for the first quarter of 2024 was $1.8 million, compared to $2.9 million in Q1 2024, a decrease of 39%. The downside is attributed mainly to the slow-moving stock that was moved out at a lower price and an exchange rate difference totaling $0.4 million and $0.64 million cost of sales loss due to an inventory erase of the slow-moving stock. Company fair value adjustment was $0 and $0.4 million for the Q1 2024 and Q1 2023 respectively.

•
Total Dried Flower sold in Q1 2024 was approximately 1,873 kg with an average selling price of $5.68 per gram, compared to approximately 1,842kg in Q1 2023, with an average selling price of $6.59 per gram. This difference is mainly due to increased competition within the retail segment, and mid-range stock discounts to move out slow moving stock.

•
Total operating expenses in Q1 2024 were $7.4 million compared to $6.5 million in Q1 2023. The increase is due to the other operating expenses related to Oranim Deal revoke, with an expected losses of $2.8 million. Adjusting for this one-time losses, Q1 2024 operating expenses were $4.6 million compared to $6.5 million in Q1 2023, a decrease of 29%.

•
G&A Expenses in Q1 2024 were $2.3 million, compared to $3.2 million in Q1 2023, a decrease of 28%. The decrease in the G&A expense is attributable mainly to salaries and professional services of $0.64 million.

•	Selling and Marketing Expenses in Q1 2024 were $2.3 million, compared to $2.8 million in Q1 2023, a decrease of 18% mainly due to a decrease in Salaries and professional services of $0.5 million.

•	Net Loss from continuing operations in Q1 2024 was $6.0 million, compared to $0.9 million in Q12023.

•	Basic and diluted Loss per Share in Q1 2024 was $0.42, compared to a loss of $0.05 per Share in Q1 2023.

•	Non-IFRS Adjusted EBITDA loss in Q1 2024 was $2.1 million, compared to an Adjusted EBITDA loss of $1.9 million in Q1 2023 an increase of 10%.

•	Cash and Cash Equivalents as of March 31, 2024, were $1.0 million compared to $1.8 million in December 31, 2023.

•
Total assets as of March 31, 2024, were $41.1 million, compared to $48.8 million in December 31, 2023, a decrease of 16%. The decrease is mainly attributed to the goodwill reduction due to Oranim agreement cancelation of about $2.8M, a reduction in Inventory of $2.1 million, reduction of Cash and cash equivalents of $0.8M and reduction in Trade payables of $1.2 million.

•
Total Liabilities as of March 31, 2024, were $32.8 million, compared to $35.1 in December 31, 2023, a decrease of about 7%. The decrease was mainly due to the reduction in other accounts payables and accrued expenses of $1.8 million and reduction in the PUT option liability of $0.7 million.

The Company's financial statements as of March 31, 2024 includes a note regarding the Company's ability to continue as a going concern. The Company's Q1 2024 financial results do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. For more information, please refer to the "Liquidity and Capital Resources" and "Risk Factors" sections in the Company's management's discussion and analysis for the quarter ended March 31, 2024.

Non-IFRS Measures

This press release makes reference to "Gross Margin" and "Adjusted EBITDA", which are financial measures that are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as complementary information to the Company's IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

For an explanation of how management defines Gross Margin and Adjusted EBITDA, see the Company's management's discussion and analysis for the period ended March 31, 2024, available under the Company's SEDAR+ profile at www.sedarplus.ca on EDGAR at www.sec.gov/edgar.
We reconcile these non-IFRS financial measures to the most comparable IFRS measures as set out below.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2024	December 31, 2023
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$1,048	$1,813
Trade receivables		6,506	7,651
Advances to suppliers		780	936
Other accounts receivable		3,732	3,889
Inventories	3	7,901	9,976

		19,967	24,265
NON-CURRENT ASSETS:

Property, plant and equipment, net		4,939	5,058
Investments in affiliates		2,078	2,285
Right-of-use assets, net		1,243	1,307
Intangible assets, net		5,440	5,803
Goodwill		7,442	10,095

		21,142	24,548

Total assets		$41,109	$48,813

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2024	December 31, 2023
	Note	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables		$9,511	$9,223
Bank loans and credit facilities		11,941	12,119
Other accounts payable and accrued expenses		4,440	6,218
Accrued purchase consideration liabilities		2,165	2,097
PUT Option liability		1,967	2,697
Current maturities of operating lease liabilities		461	454

		30,485	32,808

NON-CURRENT LIABILITIES:

Warrants measured at fair value	4	137	38
Operating lease liabilities		744	815
Long-term loans		401	394
Employee benefit liabilities, net		96	95
Deferred tax liability, net		902	963

		2,280	2,305

Total liabilities		32,765	35,113

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	5

Share capital and premium		253,887	253,882
Translation reserve		1,399	95
Reserve from share-based payment transactions		9,664	9,637
Accumulated deficit		(255,431)	(249,145)

Total equity attributable to equity holders of the Company		9,519	14,469

Non-controlling interests		(1,175)	(769)

Total equity		8,344	13,700

Total liabilities and equity		$41,109	$48,813

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2024	2023 (*)

Revenues		$12,063	$12,529
Cost of revenues		10,274	9,286
Gross profit before fair value adjustments		1,789	3,243

Fair value adjustments:
Realized fair value adjustments on inventory sold in the period		(10)	(339)
Total fair value adjustments		(10)	(339)

Gross profit		1,779	2,904

General and administrative expenses		2,332	3,175
Selling and marketing expenses		2,292	2,805
Restructuring expenses		-	283
Share-based compensation		32	258
Other operating expenses	9	2,753	-
Total operating expenses		7,409	6,521

Operating loss		5,630	3,617

Finance income	4	(14)	3,530
Finance expense		(487)	(795)
Finance income, net		(501)	2,735

Gain (loss) before income taxes		(6,131)	(882)

Income tax benefit		(111)	(16)

Net (loss) gain		(6,020)	(866)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		67	36

Exchange differences on translation to presentation currency		1,330	(562)

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods		1,397	(526)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2024	2023 (*)

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation		(35)	155

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods		(35)	155

Total other comprehensive income (loss)		1,362	(371)

Total comprehensive loss		$(4,658)	$(1,237)

Equity holders of the Company		(4,252)	(959)
Non-controlling interests		(406)	(278)

		$(4,658)	$(1,237)
Net income (loss) per share attributable to equity holders of the Company:	7

Basic and diluted (loss) gain per share (in CAD)		$(0.42)	$(0.05)

Earnings (loss) per share attributable to equity holders of the Company from continuing operations:
Basic and diluted (loss) gain per share (in CAD)		$(0.42)	$(0.05)

(*) See note 1 regarding figures disclosure.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2024	2023 (*)
Cash provided by operating activities:

Net income (loss) for the period	$(6,020)	$43
Adjustments for non-cash items:
Fair value adjustment on sale of inventory	10	339
Fair value adjustment on Warrants, investments and accounts receivable	100	(3,636)
Depreciation of property, plant and equipment	147	174
Amortization of intangible assets	452	456
Depreciation of right-of-use assets	118	179
Impairment of goodwill	2,753	-
Finance expenses, net	401	635
Deferred tax liability, net	(69)	(150)
Share-based payment	32	258
Restructuring expense	-	283
	3,944	(1,462)

Changes in working capital:
Decrease (increase) in trade receivables	1,332	1,937
Decrease (increase) in other accounts receivable and advances to suppliers	159	(940)
Decrease (increase) in inventories, net of fair value adjustments	2,159	90
Decrease (increase) in trade payables	663	(6,021)
Changes in employee benefit liabilities, net	-	(22)
Increase in other accounts payable and accrued expenses	(2,745)	(14)

	1,568	(4,970)

Taxes (paid) received	(121)	328

Net cash used in operating activities	(629)	(6,061)

Cash flows from investing activities:

Purchase of property, plant and equipment	(2)	(411)
Payment of purchase consideration	-	(56)

Net cash used in investing activities	$(2)	$(467)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2024	2023
Cash flow from financing activities:

Proceeds from issuance of share capital, net of issuance costs	176	825
Proceeds from issuance of warrants	(176)	7,027
Repayment of lease liability	(118)	(175)
Interest paid - lease liability	(15)	(18)
Receipt (repayment) of bank loan and credit facilities	(2,856)	(1,046)
Cash paid for interest	(444)	(56)
Proceeds from discounted checks	2,581

Net cash (used in) provided by financing activities	(852)	6,557

Effect of foreign exchange on cash and cash equivalents	718	(1,059)

Decrease in cash and cash equivalents	(765)	(1,030)
Cash and cash equivalents at beginning of the period	1,813	2,449

Cash and cash equivalents at end of the period	$1,048	$1,419

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$40	$49
Issuance of shares in payment of debt settlement to a non-independent director of the company	$-	$222

(*) See note 1 regarding Figures disclosure.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. The Company also  operated in Canada through Trichome Financial Corp and its wholly owned subsidiaries. The Company has exited operations in Canada and considers these operations as discontinued.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the impact of the Israel-Hamas war on the Company, including its operations and the medical cannabis industry in Israel; the timing and impact of the legalization of medicinal cannabis in Germany, including, the Company having it “all in house”; the Company being positioned to take advantage of the legalization; the Company’s growth in 2024; the market growth for medicinal cannabis in Germany;  the stated benefits of the Company’s EU-GMP processing facility and an EU-GDP logistics center; the Company to host a teleconference meeting as stated; and the Company’s stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the Company’s ability to focus and resources to achieve sustainable and profitable growth in its highest value markets; the Company’s ability to mitigate the impact of the Israel-Hamas war on the Company; the Company’s ability to take advantage of the legalization of medicinal cannabis in Germany; the Company’s ability to host a teleconference meeting as stated; and the Company’s ability to carry out its stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the Israel-Hamas war on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company’s inability to take advantage of the legalization of medicinal cannabis in Germany; and the Company’s inability to host a teleconference meeting as stated.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report dated March 28, 2024, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504